SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                           Paramount Acquisition Corp.
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    69917T103
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                    Yoav Roth
                     c/o Hudson Bay Capital Management, L.P.
                            120 Broadway, 40th Floor
                               New York, NY 10271

                                 (212) 571-1244
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 19, 2007
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

--------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69917T103                 13D                      Page 2 of 17 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Fund LP                 35-2257058
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    619,199 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    619,199 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            619,199 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            5.20%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69917T103                 13D                      Page 3 of 17 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Hudson Bay Overseas Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    820,800 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    820,800 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            820,800 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.90%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69917T103                 13D                      Page 4 of 17 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Hudson Bay Capital Management, L.P.   37-1511173
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,439,999 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            12.10%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69917T103                 13D                      Page 5 of 17 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Sander Gerber
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,439,999 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            12.10%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69917T103                 13D                      Page 6 of 17 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Yoav Roth
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Israel
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,439,999 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            12.10%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69917T103                 13D                      Page 7 of 17 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            John Doscas
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,439,999 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,439,999 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            12.10%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69917T103                 13D                      Page 8 of 17 Pages


Item 1.     Security and Issuer.

     This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Paramount Acquisition Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 787 7th Avenue, 48th Floor, New York, NY 10019.

Item 2.     Identity and Background.

     (a)  This Statement is filed by:

          (i) Hudson Bay Capital Management, L.P., a Delaware limited partnership, which is the trading manager of Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd.;

          (ii) Hudson Bay Fund LP, a Delaware limited partnership;

          (iii) Hudson Bay Overseas Fund, Ltd., a Cayman Islands corporation;

          (iv) Sander Gerber, a United States citizen, who serves as an executive officer of Hudson Bay Capital Management, L.P.;

          (v) Yoav Roth, an Israeli citizen, who serves as an executive officer of Hudson Bay Capital Management, L.P.;

          (vi) John Doscas, a United States citizen, who serves as an executive officer of Hudson Bay Capital Management, L.P.;

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd. are hereinafter sometimes collectively referred to as the "Hudson Bay Funds". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Reporting Persons is 120 Broadway, 40th Floor, New York, NY 10271.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto. The principal occupations of the officers and directors of Hudson Bay Overseas Fund, Ltd. are set forth on Schedule A and incorporated herein by reference.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Hudson Bay Capital Management, L.P. and Hudson Bay Fund LP are Delaware limited partnerships. Hudson Bay Overseas Fund, Ltd. is a Cayman

CUSIP No. 69917T103                 13D                      Page 9 of 17 Pages


Islands corporation. Sander Gerber and John Doscas are United States citizens. Yoav Roth is an Israeli citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

The Common Stock purchased by Hudson Bay Fund LP was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $3,709,184.88. The Common Stock purchased by Hudson Bay Overseas Fund, Ltd. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $4,916,834.16.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the shares of Common Stock were purchased with the intent of voting in favor of the then proposed acquisition (the "Acquisition") of all of the issued and outstanding shares of capital stock of B.J.K. Inc. d/b/a Chem Rx ("Chem Rx") by the Company, pursuant to the terms and subject to the conditions set forth in that certain Stock Purchase Agreement, dated as of June 1, 2007 (as may be amended from time to time, the "Stock Purchase Agreement") by and among the Company and the stockholders of Chem Rx.

     In order to give an incentive for the Hudson Bay Funds to vote in favor of the Acquisition, the Hudson Bay Funds received a right (the "Put Right") from Jerry Silva, the Chief Executive Officer of Chem Rx, and Steven Silva, the Chief Operating Officer of Chem Rx (the "Sellers"), to require the Sellers, pursuant to a Purchase Option Agreement attached as Exhibit 2 hereto, dated October 15, 2007 by and between Jerry Silva, an individual, Steven Silva, an individual, Jerry Silva as life tenant, Steven Silva as remainderman, Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd. (the "Purchase Option Agreement"), during the three month period beginning on the first business day after the 270th day after the consummation of the Acquisition and ending on the first anniversary of the date of the consummation of the Acquisition, to purchase from the Hudson Bay Funds some or and all the shares acquired by the Hudson Bay Funds (the "Put Shares") at a price per Put Share equal to a price (the "Strike Price"), which is equal to the lesser of (i) $6.00 and (ii) the aggregate purchase price paid by the Hudson Bay Funds for the shares the Hudson Bay Funds acquired (inclusive of all reasonable fees and documents brokers' fees, commissions or similar transaction costs) divided by the total number of shares of Common Stock acquired by the Hudson Bay Funds, up to a maximum of 1,439,999 shares of Common Stock. Alternatively, at the option of the Sellers, in lieu of purchasing the Put Shares of the Hudson Bay Funds pursuant to the Put Right, the Sellers may pay the Hudson Bay Funds an amount per Put Share equal to the amount by which the Strike Price exceeds the price at which the Hudson Bay Funds can sell the Put Shares. In connection with the Purchase Option Agreement, the Sellers agreed to enter into an Escrow Agreement with Hudson Bay Fund LP, Hudson Bay Overseas Fund, Ltd. and JPMorgan Chase Bank, National Association, as escrow agent, in the form attached as Exhibit A of Exhibit 2 hereto (the "Escrow Agreement), pursuant to which the Sellers agreed to deposit cash in an escrow account to secure its payment obligation under the Purchase Option Agreement.

CUSIP No. 69917T103                 13D                      Page 10 of 17 Pages


     In connection with the purchase of shares of Common Stock from Bulldog Investors and its affiliates, Hudson Bay Fund LP entered into a Voting Agreement (the "Bulldog Voting Agreement") with Bulldog Investors, Philipp Goldstein and Andre Dakos (the "Bulldog Parties") in the form attached hereto as Exhibit 3, pursuant to which the Bulldog Parties agreed to vote all of the shares it sold to Hudson Bay Fund LP in favor of the Acquisition.

     The descriptions of the Purchase Option Agreement, the Escrow Agreement and the Bulldog Voting Agreement are a brief summary of each of those agreements. These summaries are not complete, and are qualified in their entirety by reference to the full text of the agreements, which are attached as exhibits to this Schedule 13D.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     A.   Hudson Bay Capital Management, L.P.

          (a) As of the date hereof, Hudson Bay Capital Management, L.P. may be deemed the beneficial owner of (i) 619,199 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 820,800 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

               Percentage: Approximately 12.10% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 11,900,000 shares, which reflects the number of shares of Common Stock outstanding as of August 14, 2007, as reported in the Company's quarterly report on Form 10-Q filed on August 14, 2007.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0

CUSIP No. 69917T103                 13D                      Page 11 of 17 Pages



               4.   Shared power to dispose or direct the disposition:
                    See item (a) above.

          (c) Hudson Bay Capital Management, L.P. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     B.   Hudson Bay Fund LP

          (a) As of the date hereof, Hudson Bay Fund LP may be deemed the beneficial owner of 619,199 shares of Common Stock.

               Percentage: Approximately 5.20% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition:
                    See item (a) above.

          (c) The number of shares of Common Stock acquired by Hudson Bay Fund LP is set forth on Schedule B and is incorporated herein by reference. Hudson Bay Fund LP entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     C.   Hudson Bay Overseas Fund, Ltd.

          (a) As of the date hereof, Hudson Bay Overseas Fund, Ltd. may be deemed the beneficial owner of 820,800 shares of Common Stock.

               Percentage: Approximately 6.90% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition:
                    See item (a) above.

CUSIP No. 69917T103                 13D                      Page 12 of 17 Pages



          (c) The number of shares of Common Stock acquired by Hudson Bay Overseas Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. Hudson Bay Overseas Fund, Ltd. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     D.   Sander Gerber

          (a) As of the date hereof, Sander Gerber may be deemed the beneficial owner of (i) 619,199 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 820,800 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

               Percentage: Approximately 12.10% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition:
                    See item (a) above.

          (c) Sander Gerber did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     E.   Yoav Roth

          (a) As of the date hereof, Yoav Roth may be deemed the beneficial owner of (i) 619,199 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 820,800 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

               Percentage: Approximately 12.10% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.

CUSIP No. 69917T103                 13D                      Page 13 of 17 Pages


               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition:
                    See item (a) above.

          (c) Yoav Roth did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     E.   John Doscas

          (a) As of the date hereof, John Doscas may be deemed the beneficial owner of (i) 619,199 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 820,800 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

               Percentage: Approximately 12.10% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition:
                    See item (a) above.

          (c) John Doscas did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Purchase Option Agreement, the Escrow Agreement and the Bulldog Voting Agreement described in Item 4 and the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any



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CUSIP No. 69917T103                 13D                      Page 14 of 17 Pages


securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

     Exhibit 2: Purchase Option Agreement, dated October 15, 2007, by and between Jerry Silva, an individual, Steven Silva, an individual, and Jerry Silva, as life tenant, and Steven Silva, as remainderman and Hudson Bay Fund LP, a Delaware limited partnership, and Hudson Bay Overseas Fund, Ltd., a Cayman Island company and the Form of Escrow Agreement attached hereto as Exhibit A, by and between Hudson Bay Fund L.P., Hudson Bay Overseas Fund Ltd. and JP Morgan Chase Bank, National Association, as escrow agent.

     Exhibit 3: Letter Agreement, dated October 19, 2007, by and among Hudson Bay Fund LP, Bulldog Investors, Philipp Goldstein and Andrew Dakos.



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CUSIP No. 69917T103                 13D                      Page 15 of 17 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 29, 2007

HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ Yoav Roth                         By: /s/ Yoav Roth
    ----------------------------------        ----------------------------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


HUDSON BAY CAPITAL MANAGEMENT, L.P.       SANDER GERBER


By: /s/ Yoav Roth                         /s/ Sander Gerber
    ----------------------------------    --------------------------------------
Name:  Yoav Roth
Title  Principal and Portfolio Manager


YOAV ROTH                                 JOHN DOSCAS


/s/ Yoav Roth                             /s/ John Doscas
--------------------------------------    --------------------------------------



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CUSIP No. 69917T103                 13D                      Page 16 of 17 Pages



                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS


     The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the following individuals owns any shares of Common Stock.


HUDSON BAY CAPITAL MANAGEMENT, L.P.

Hudson Bay Capital Associates LLC, the General Partner of Hudson Bay Capital Management, L.P., is a Delaware limited liability company. Its principal business is the management of investment funds and activities related thereto. Its principal business address is 120 Broadway, 40th floor, New York, NY 10271.


HUDSON BAY FUND LP

Hudson Bay Capital GP LLC, the General Partner of Hudson Bay Fund, L.P., is a Delaware limited liability company. Its principal business is the management of investment funds and activities related thereto. Its principal business address is 120 Broadway, 40th floor, New York, NY.


HUDSON BAY OVERSEAS FUND LTD.

Sander Gerber is a citizen of the United States. His principal occupation is Chief Executive Officer and Chief Investment Officer of Hudson Bay Capital Management, L.P. His business address is 120 Broadway, 40th floor, New York, NY.

John C. Doscas is a citizen of the United States. His principal occupation is President of Hudson Bay Capital Management, L.P. His business address is 120 Broadway, 40th floor, New York, NY.

Michelle M. Willson-Clarke is a citizen of the Unites States and the Cayman Islands. Her principal occupation is Vice-President of Walkers SPV Limited. Her business address is Walker House, PO Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.


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CUSIP No. 69917T103                 13D                      Page 17 of 17 Pages


                                   Schedule B


                                    TRANSACTION        NUMBER OF       PRICE PER
PURCHASER        DATE               TYPE               SHARES          SHARE
-----------      ----------         -----------        ---------       ---------
Hudson Bay       10/18/2007         Sale                77,000          $5.68
Fund LP
Hudson Bay       10/18/2007         Purchase            25,038          $5.76
Fund LP
Hudson Bay       10/19/2007         Purchase           594,161          $6.00
Fund LP



Hudson Bay       10/18/2007         Purchase            33,191          $5.76
Overseas
Fund, Ltd.
Hudson Bay       10/19/2007         Purchase           787,609          $6.00
Overseas
Fund, Ltd.